ARIZONA STAR RESOURCE CORP.

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) is prepared as at December 12, 2006 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three and six months ended October 31, 2006, as well as the annual audited consolidated financial statements and the notes thereto of the Company, and the Management Discussion and Analysis of April 30, 2006.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

.

RESULTS OF OPERATIONS

Three Months Ended October 31, 2006 and 2005

The Company reported net income of $112,700 for the three months ended October 31, 2006 compared to a loss of $132,500 in the equivalent period one year earlier.

Office and administrative expenses of $177,600 (2005 - $106,900) increased, primarily as a result of additional costs (insurance, audit, administration) arising from the American Stock Exchange (“Amex”) listing as well as general operating costs, and continued activity relating to the Cerro Casale Project.  In addition, marketing-related expenses increased by $34,500.

Shareholder meetings and communication costs incurred for the three months ended October 31, 2006 totalled $102,700, as compared to $7,900 in the same period one year earlier.   The increase includes listing costs of $45,000 with the Toronto Stock Exchange and Amex resulting from the private placement described under Financing activities, as well as increased costs associated with recurring filings on Amex.

Professional fees for the three months ended October 31, 2006 were $187,400 (2005 - $87,100). The increase in professional fees resulted from the renewed retainer for National Bank Financial to act as financial advisor to the Company.  Fees and expenses incurred in the quarter to National Bank amounted to approximately $115,000.

Directors’ fees of $64,100 include ongoing Special Committee activities regarding maximizing shareholder value and fees for independent directors for the period.

Interest income of $25,200 (2005 - $18,600) earned during the three months ended October 31, 2006 has increased slightly over the prior year as a result of higher returns on investments made with excess cash.

For the three months ended October 31, 2006, the Company recognized an unrealized foreign exchange gain of $328,200 (2005 – gain of $99,800), reflecting the impact of exchange movements on assets and liabilities denominated in foreign currencies and the reversal of an overprovision for foreign exchange losses in the first quarter of 2006.

Six Months Ended October 31, 2006 and 2005

The Company reported a loss of $951,200, or $0.023 per share for the six months ended October 31, 2006 compared to a loss of $206,500 ($0.005 per share) in the equivalent period one year earlier.

Office and administrative expenses of $309,900 (2005 - $217,700) increased, primarily as a result of additional costs (insurance, audit, administration) arising from the American Stock Exchange (“Amex”) listing as well as general operating costs, marketing, and continued activity relating to the Cerro Casale Project.

Shareholder meetings and communication costs incurred for the six months ended October 31, 2006 totalled $109,500, as compared to $18,400 in the same period one year earlier, increasing as a result of costs associated with listing on Amex, as well as listing costs of $45,000 with the Toronto Stock Exchange and Amex relating to  the private placement described under Financing activities.

Professional fees for the six months ended October 31, 2006 were $380,800 (2005 - $93,800). The increase in professional fees resulted from legal fees associated with the acquisition by Arizona Star and Bema Gold Corporation (“Bema”) of the 51% interest in Compania Minera Casale (“CMC”), the owner of the Cerro Casale deposit in northern Chile, held by Barrick Gold Corp. (“Barrick”). In addition, higher fees were paid in respect of the services of National Bank Financial.

Directors’ fees of $114,600 are comparable to the same period one year earlier at $99,100 and result from ongoing Special Committee activities regarding maximizing shareholder value and fees for independent directors for the period.

Interest income of $65,700 (2005 - $47,000) earned during the six months ended October 31, 2006 has increased over the prior year as a result of higher returns on investments made with excess cash.

During the six months ended October 31, 2006, the Company expensed stock-based compensation in the amount of $358,500 attributable to stock options granted in the period to a director.  The associated stock options have a five year term, vest after one year, and are exercisable at $12.75 per common share.

For the six months ended October 31, 2006, the Company recognized an unrealized foreign exchange loss of $34,800 (2005 – gain of $175,300), attributable mostly to the valuation of future income tax liabilities, which were originally denominated in foreign currencies.

Summary of Unaudited Quarterly Results:

	31 Oct 06 $	31 Jul 06 $	30 Apr 06 $	31 Jan 06 $

Total revenues	-	-	-	-

Net income (loss)	112,703	(1,063,892)	(997,385)	(200,694)
Net income (loss) per share
- basic and diluted	0.003	(0.026)	(.024)	(0.005)

	31 Oct 05 $	31 Jul 05 $	30 Apr 05 $	31 Jan 05 $

Total revenues	-	-	-	-

Net loss	(132,470)	(74,077)	(1,986,666)	(895,195)
Net loss per share – basic and
diluted	(0.003)	(0.002)	(0.047)	(0.022)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

LIQUIDITY AND CAPITAL RESOURCES

The Company proposes to meet any additional cash requirements through equity financings.  In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

At October 31, 2006, the Company had $8.2 million in cash and cash equivalents (April 30, 2006 - $4.7 million) and working capital of $7.6 million (April 30, 2006 - $2.8 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $725,400 for the six months ended October 31, 2006.

For the six months ended October 31, 2005, operating activities, after non-cash working capital changes, required funding of $1,497,500.

Financing activities

The Company received $6,012,500 on issuance of 650,000 common shares at $9.25 per share under a private placement announced on September 28, 2006 and closed on October 27, 2006. As well, there was $75,000 received as a result of the issuance of common shares for cash upon exercise of 75,000 stock options in the first quarter ended July 31, 2006. In the same six-month period ended October 31, 2005, there were no financing activities.

Investing activities

During the six months ended October 31, 2006, the Company expended $2,169,300 of funds associated with the Aldebaran Property.  This included $1,584,300 paid to Barrick on finalization of the agreement, $343,000 of funding to Compania Minera Casale, and $242,000 to Bema, for costs incurred for the Aldebaran Property.  In 2005, there were no investing activities associated with the Aldebaran Property.  Also, during the period, the Company received proceeds of $378,000 on its disposition of its Bema Gold Corporation shares., resulting in a gain of $291,100.

CERRO CASALE DEVELOPMENTS

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in Compania Minera Casale which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema in proportion to their holdings in CMC.  Arizona Star now has a 51% interest and Bema 49% interest in CMC.

Arizona Star and Bema are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Bema are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Bema may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Bema the rights and interests acquired by Placer in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures made by Placer and a royalty interest of 3% of net smelter returns.  At closing, Arizona Star paid a total of US$1,417,107 (Cdn$1,584,300) in cash to Barrick in final settlement of the Company’s share of costs incurred by Placer and Barrick, and, together with Bema, assumed the obligation to make the payments described above if construction proceeds.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Bema have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without the consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Bema to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Property.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provided, among other things, that if Placer no longer, directly or indirectly, owned shares in CMC, its interest in the Aldebaran property would be transferred back to the Company and Bema, and if the majority of members of the Board of Directors of Arizona Star did not consist of persons nominated by Bema, that the Company would transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest would equal the net present value (“NPV”) of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph will be indefinitely suspended and entered into another agreement which provides that notwithstanding their respective shareholdings in CMC they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Bema will act as general manager of the Property under the instructions of a joint management committee; that Bema will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures.

During the current quarter, the Company capitalized $758,200 of land holding and development costs for the Cerro Casale Project to resource properties on the balance sheet.

CERRO CASALE OUTLOOK

On July 24, 2006, Arizona Star announced the results of a project development appraisal for the Cerro Casale Project (the “Project”). The appraisal conducted by Mine and Quarry Engineering Services, Inc., analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer and updated by Placer in 2004.

AMEC E&C, Services Inc. (“AMEC”) has reviewed the development appraisal by Mine and Quarry Engineering Services and has updated the National Instrument 43-101 Technical Report supporting disclosure of the Project’s resources and reserves previously filed on June 14, 2005.  AMEC has verified the principal conclusions of the Mine and Quarry appraisal with some modifications, and these conclusions support the disclosure of revised resources and reserves.  The final report was completed and filed on SEDAR on August 24, 2006.

The Company and Bema intend to complete further optimization studies, which have the potential to reduce processing and operating costs and improve metallurgical recoveries.  In addition, the Company and Bema intend to commence work that will further define the potential economic improvements to be derived from the heap leaching of oxide ores.

The Company anticipates that its minimum cash requirements for the Cerro Casale Project, until April 30, 2007, will approximate US$700,000.  The Company presently has sufficient cash resources to fund this requirement and related ongoing operations.

The Company, through the Special Committee, will focus on finding a major mining company to joint venture the Cerro Casale property and/or acquire the Company.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metals prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metals prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

Financing risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further development of its Cerro Casale Project.  There can be no assurance that the Company will be able to obtain adequate financing in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Project.  The Company believes that the ultimate development of Cerro Casale will involve significant participation by a major mining company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company will be available to senior management in the preparation of its annual filings.  In addition, senior management has determined that such controls and procedures are working effectively.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of December 12, 2006, the number of issued common shares was 42,325,937 (42,950,937 on a fully diluted basis).

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The Company’s consolidated financial statements and this management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.